October 3, 2013

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Confederate Motors, Inc.
Form 10-K for the year ended December 31, 2012
Filed April 16, 2013
File No. 000-52500

Dear Mr. Humphrey:

We are in receipt of your letter dated September 5, 2013, setting forth certain comments to the 2012 annual report on Form 10-K (the “Annual Report”) for Confederate Motors, Inc. (the “Company”).  In response to your comments, we can provide you with the following information:

Notes to Consolidated Financial Statements
Note 15 – Going Concern Considerations, page 25

1.
We note that management is of the opinion that the substantial doubt regarding your ability to continue as a going concern has been mitigated.  The related disclosure states that you have minimal debt obligations of $18,737 in notes payable and $2,405 in lease obligations which results in negligible debt service payments.  In this regard, please revise your disclosure to address how you considered the following items in reaching your conclusion that the substantial doubt regarding your ability to continue as a going concern has been mitigated:

•	The delinquent final payment of $275,000 due to Mr. Terny under the Settlement Agreement discussed on page 23.
•	The remaining registration rights liability of $175,000 discussed in Note 5 on page 11 of your Form 10-Q for the quarterly period ended June 30, 2013.

RESPONSE:  At the point your staff has no further comments to the proposed changes, we will promptly file an amendment to the Annual Report which would include the following changes (designated in italics and strikeout) in Note 15 to the financial statements:

Management has evaluated the Company’s ability to continue as a going concern.  The following considerations suggest that the Company will continue in business for the foreseeable future. The Company has minimal debt obligations, except as set forth below, of $18,737 in notes payable and $2,405 in lease obligations which results in negligible debt service payments.  We are currently not engaged in any discussions that could result in additional borrowings.

At December 31, 2013, the Company owed a remaining balance of $275,000 in the Settlement Agreement with Mr. Terny. (See above, Note 7—Commitments, Contingencies and Uncertainties.)  Although delinquent, the Company continues to make payments to Mr. Terny and/or his council as funding becomes available. The Company paid $50,000 during the second quarter 2013. As of the date of this letter, our current obligation to Mr. Terny is $225,000.

At December 31, 2013, the Company had a remaining registration rights liability of $175,000.  (See above, Note 5—Stockholders’ Equity.)  No demands have been made in the past for repayment of this penalty.  In the event demands for payment are made in the future, management intends to seek a negotiated settlement with the holders of the penalty rights and to satisfy the obligation through the issuance of equity shares or an installment payment plan from operating revenues or equity offerings.

Strengthening our ability to continue operations, ~~the~~ Company has a significant backlog of orders; as of the date of this report the Company has 30 orders which represent 4-6 months of production ~~backlog~~ and approximately $1.2 million in revenue.  The Company projects an additional 50 to 100 orders with the unveiling of the C4 Hellcat at year end.  Accordingly, management is of the opinion that the substantial doubt regarding the Company’s ability to continue as a going concern has been mitigated.

Management believes that the foregoing revisions to the disclosure in Note 15 would adequately address the concerns raised in the above comment.

2.
As a related matter, please revise the Liquidity and Capital Resources section of your MD&A to include a discussion of these items and how you expect to satisfy these obligations.  In this regard,  we note the February 2013 offering disclosed in Note 5 on page 9 of your Form 10-Q for the quarterly period ended June 30, 2013.  However, this disclosure indicates that no shares have been issued in connection with the offering.

RESPONSE:  At the point your staff has no further comments to the proposed changes, we will promptly file an amendment to the Annual Report which would include the following addition to the Liquidity and Capital Resources section of our MD&A beginning after the third paragraph in this section:

In 2012 the Company entered into a Mutual Settlement Agreement & General Release (the “Settlement Agreement”) with Francois Xavier Terny to settle an outstanding dispute.  Under the Settlement Agreement, the Company agreed to make scheduled payments to Mr. Terny totaling $350,000 in exchange for the return of 805,000 shares held by Mr. Terny.  We paid Mr. Terny $50,000 upon the execution of the Settlement Agreement and an additional $25,000 prior to December 31, 2012. The final payment of $275,000 was required to be paid on or before March 31, 2013, but remained unpaid as of the date of this report.  In addition, at December 31, 2012, we owed $175,000 to investors in a 2009 offering as a penalty in connection with the registration of the shares sold in the offering.  The Company expects to use proceeds from private stock offerings as well as proceeds from backlog order fulfillment to satisfy the current debt to Mr. Terny and to satisfy the registration rights liability, should a payment be demanded.  In connection with the registration penalty, we may also attempt to negotiate a settlement with the parties to satisfy the obligations with shares of our equity securities or installment payments.

Since the filing of the quarterly report on Form 10-Q for the period ended June 30, 2013, the Company has collected $430,645 from the subscribed shares sold in the February 2013 offering.  We are in the process of collecting the balance of $169,355 from the subscribers.  Of the funds collected, we have used $50,000 for the payment in the Terny settlement, which will be reflected in our report for the quarter ended September 30, 2013.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the amended Annual Report.

Sincerely,

/s/ Jay Etheridge, Controller